January 30, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 77K of the Gerstein Fisher Multi-Factor International Growth Equity Fund, Gerstein Fisher Multi-Factor Growth Equity Fund, and Gerstein Fisher Multi-Factor Global Real Estate Securities Fund, each a series of the Trust for Professional Managers Form N-SAR dated January 30, 2017, and we agree with the statements made therein.

Yours truly,